Paul D. Chestovich

Direct Dial: (612) 672-8305

Direct Fax: (612) 642-8305

paul.chestovich@maslon.com

July 8, 2016

VIA EDGAR

Ms. Megan Miller

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure and Review Office

3 World Financial Center

New York, NY 10281

Re:	Mill City Ventures III, Ltd. (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2015 (and other filings)

Dear Ms. Miller:

This letter responds on behalf of the Company to your comments via conference call on May 26, 2016, with respect to above-referenced filings made by the Company with the Commission. To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses.

Form 40-17G

1.	It was noted that the form was filed on April 14, 2014 and that provided coverage through March 17, 2015 and there was a form that was filed on April 4, 2016 which provided coverage through March 25, 2017. It appears that the filing was not done for coverage through March 2016. So can you please explain why and file any missing forms to ensure there was not lapse in coverage.

RESPONSE: We have reviewed our files and confirm that no fidelity bond filing was made evidencing coverage through March 2016. This was an oversight by the Company and was noted to the Company’s Board of Directors in the most recent compliance meeting and written compliance memorandum delivered to the board by the Company’s Chief Compliance Officer. In this regard, the Chief Compliance Officer has taken steps to update the Company’s compliance calendar (part of its compliance manual) to ensure this oversight does not recur. Nonetheless, the oversight was limited to the filing of the fidelity bond and related materials under EDGAR Form 40-17G – we can confirm to you that a fidelity bond with the appropriate statutorily mandated amount of coverage was in fact purchased and in place providing coverage from March 17, 2015 through March 17, 2016. The policy was procured by the Company on March 6, 2015 through Hays Companies (as broker) and issued by Federal Insurance Company (an affiliate of Chubb) (i.e., the same broker and insurer as those reflected in the Form 40-17G fillings made on April 14, 2014 and on April 4, 2016).

It appears from your comment that you would prefer we remedy this oversight by filing a Form 40-17G that attaches the appropriate material for the fidelity policy in place from March 17, 2015 through March 17, 2016, and so we are making that filing contemporaneously with our submission of this response letter.

Ms. Megan Miller

Staff Accountant

Securities and Exchange Commission

July 8, 2016

Audit Opinion

2.	The audit opinion does not state that the auditors confirmed the investments held. Please confirm to the staff if there was a confirmation of investments, as required under the 2015 Audit Guide, Section 11.35, as well as guidance available on the SEC website.

RESPONSE: We have discussed this comment with the Company’s independent registered public accounting firm. In our discussion and correspondence with them, they confirmed to us that their audit procedures for both 2015 and 2014 included a confirmation of the Company’s investments as required under Section 11.35 of the 2015 Audit Guide. They have advised us that, in the Company’s future filings, their audit opinion will affirmatively state that they audited the Company’s financial statements, including the schedule of investments, and that their audit procedures included a confirmation of investments held by the Company.

Schedule of Investments

3.	Include the disclosure requirements of Article 12-12 of Regulation S-X, footnote 8. That footnote requires disclosure of the amounts, based on costs for federal income-tax purposes, of four separate items.

RESPONSE: We have reviewed the requirements described in footnote of Article 12-12 (“Investments in Securities of Unaffiliated Issuers”), and will include these disclosures in our future periodic reports filed with the Commission.

4.	Page 4 of Form 10-K states that the fund will invest in first lien, second lien and unsecured debt. The Schedule of Investments states only that the fund has promissory notes. Is the classification on the Schedule of Investments correct? And are there interest rates associated with the loans.

RESPONSE: The classification on the Schedule of Investments is correct, but we will undertake in the Schedules of Investments included in our future periodic reports filed with the Commission to be more detailed and specific in the description of investments on the Schedule of Investments (e.g., instead of disclosing “promissory note,” we will in future filings disclose “secured promissory note, first lien on substantially all assets of the issuer” or similar, as appropriate for each investment).

5.	Do any of the loans contain PIK? If so, please identify in the Schedule of Investments going forward.

RESPONSE: Upon review, only one of the investments included on the Schedule of Investments as at December 31, 2015 contained features under which interest was payable in-kind, or “PIK.” That investment was the secured promissory note held by the Company and issued by Creative Realities, Inc., under which 2% per annum of the principal amount of the note accrues and pays interest through the addition of principal to the note. In future filings, we will specifically identify investments with PIK features in our Schedule of Investments.

Ms. Megan Miller

Staff Accountant

Securities and Exchange Commission

July 8, 2016

6.	The Schedule of Investments as at December 31, 2014 should be included in the 2015 Annual Report on Form 10-K together with the Schedule of Investments as at December 31, 2015.

RESPONSE: We understand your comment and we will ensure that a Schedule of Investments will be included for all periods contained in our next Annual Report on Form 10-K. We also understand that you may, after review of our responses in this letter, suggest or require that we file an amendment to our 2015 Annual Report on Form 10-K to include a Schedule of Investments as at December 31, 2014. We will await further communication from you on this issue.

7.	Instruction 1(b) to Item 8.6.c of Form N-2 requires that a BDC should provide an indication in a Schedule of Investment of those investments that are not “qualifying” under Section 55(a) of the Investment Company Act of 1940, and in a footnote briefly explain the significance of non-qualification. The current disclosure identifies the qualifying assets. So going forward, please include the percentage of securities that were non-qualifying.

RESPONSE: We understand the comment and undertake to include this disclosure in the Schedules of Investments included in our future periodic reports filed with the Commission.

8.	Please provide the expiration date for the warrants listed on the Schedule of Investments.

RESPONSE: We understand the comment and undertake to include this disclosure in the Schedules of Investments included in our future periodic reports filed with the Commission.

9.	Please explain why a number of the common stock holdings have no cost identified. (i.e., Creative Realities, Inc. and Mix 1 Life, Inc.)

RESPONSE: In those instances where no cost is indicated for a common stock holding, there is in fact no cost associated with the holding. So for example, the Creative Realities, Inc. common stock was obtained through an exchange transaction in which the Company surrendered an out-of-the-money warrant; and the Mix 1 Life, Inc. common stock was obtained through the cashless conversion/exercise of a warrant.

10.	Please provide one Schedule of Investments that is compliant with Article 12-12 of Regulation S-X, as opposed to presenting two Schedules of Investments.

RESPONSE: We understand the comment, and will in our future periodic reports filed with the Commission include only one Schedule of Investments that is compliant with Article 12-12 of Regulation S-X.

Ms. Megan Miller

Staff Accountant

Securities and Exchange Commission

July 8, 2016

Balance Sheet

11.	Please include a line item for commitments and contingencies with no amount, and make a parenthetical reference to note 3 in the notes to financial statements. For reference, please see Article 6-04 of Regulation S-X.

RESPONSE: We understand the comment, and will in our future periodic reports filed with the Commission include such a line item in our balance sheet presentation.

12.	Is any portion of the cash balance restricted? If so, please ensure that it is separately stated.

RESPONSE: No portion of the Company’s cash balance is restricted.

13.	The balance sheet must be compliant with Article 6-04 of Regulation S-X. In particular, the balance sheet must present net assets applicable to outstanding units of capital and state the net asset value per share.

RESPONSE: We have discussed this comment with the Company’s independent registered public accounting firm, and will in our future periodic reports filed with the Commission include the referenced information in our balance sheet and otherwise ensure that the balance sheet presentation complies with Article 6-04.

Statement of Operation

14.	We noted in Part II, Item 7, of the Annual Report on Form 10-K that the reporting entity earned $32,500 in loan origination fees which was approximately 5.7% of total income. Under Article 6-08.1 of Regulation S-X, this amount should also be broken out separately on the statement of operations.

RESPONSE: We have discussed this comment with the Company’s independent registered public accounting firm, and will in our future periodic reports filed with the Commission include the referenced information in our statement of operations.

Statement of Shareholders’ Equity

15.	The statement of shareholders’ equity must conform to the requirements of Article 6-09 of Regulation S-X. Please update in future filings.

RESPONSE: We have discussed this comment with the Company’s independent registered public accounting firm, and will in our future periodic reports filed with the Commission ensure that the statement of shareholders’ equity presentation complies with Article 6-09.

Ms. Megan Miller

Staff Accountant

Securities and Exchange Commission

July 8, 2016

Financial Highlights

16.	Please explain why there is only one year of financial highlights presented, as opposed to five years. In the financial highlights section, please include the ratio of expenses to average net assets in your future filings. Please refer to the Audit Guide.

RESPONSE: After discussion with the Company’s independent registered public accounting firm, it appears to us that the inclusion of only one year of financial highlights was an error. We propose to correct this error in our future filings with the Commission.

Notes to Financials

17.	Please explain why the Level 3 investments in the fair value hierarchy table do not tie to the reconciliation of Level 3 investments.

RESPONSE: Upon review, it appears that the reconciliation of Level 3 investments, found on page 37 of the Annual Report on Form 10-K, contains a calculation error, and should read $4,160,258, which figure is correctly set forth in the fair value hierarchy on the same page (immediately above the reconciliation). The reconciliation table shows a total Level 3 fair value at December 31, 2015 that is $5,195 too large. While an error in the presentation, we believe this error is not sufficiently material to merit an amendment to the report.

18.	We noted that certain disclosure requirements of ASC 820 were not included. In particular, the following was missing (please refer to ASC 820-10-50-1 and ASC 820-10-50-2):
(a)	a description of the valuation techniques used for Level 3 investments; and
(b)	the inputs used to develop those measurements; and
(c)	if there was a change in any of the valuation techniques during the period.

RESPONSE: We have discussed this comment with the Company’s independent registered public accounting firm, and will in our future periodic reports filed with the Commission ensure that the financial statement footnotes contain the required ASC 820 disclosures.

19.	The definition of the “asset coverage ratio” on page 41 of the Annual Report on Form 10-K is incorrect and should be corrected in future reports. The correct calculation is total liability less assets not represented by senior securities over senior securities.

Ms. Megan Miller

Staff Accountant

Securities and Exchange Commission

July 8, 2016

RESPONSE: We understand the comment, and will in our future periodic reports filed with the Commission provide a corrected and accurate definition of the “asset coverage ratio” concept.

* * * * *

As requested in our conference call, the Company hereby acknowledges as follows:

[1]	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;
[2]	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
[3]	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional comments or questions, please direct them to the undersigned by telephone at (612) 672-8305, by fax at (612) 642-8305, or by email at paul.chestovich@maslon.com.

Very truly yours,

Paul D. Chestovich

cc:	Joseph A. Geraci, II
Douglas M. Polinsky
Daniel Ryweck
Tim Kosiek (Baker Tilly Virchow Krause, LLP)